December 5, 2013

Mr. Bob Rosenthal,
President & CEO,
North American Oil and Gas,
56 E. Main Street, Suite 202,
Ventura, CA 93001

Dear Bob,

Please be advised I have made the decision to resign from the Board of Directors of North American Oil and Gas, effective today, December, 5, 2013.

I would like to wish you, the other Board members and management continued success in growing the Company's exploration and production asset base. Under your leadership, I believe the Company is well-positioned establish production and reserves in the not-too-distant future.

Best Regards,

Gregory K. Renwick